

September 9, 2025

Robert Etherington
President and Chief Executive Officer
Clene Inc.
6550 South Millrock Drive, Suite G50
Salt Lake City, Utah 84121

      Re: Clene Inc.
            Registration Statement on Form S-3
            Filed September 5, 2025
            File No. 333-290075

Dear Robert Etherington:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Chris Edwards at 202-551-6761 with any questions.

                           Sincerely,

                           Division of Corporation Finance
                           Office of Life Sciences

cc: Tom McAleavey